NR08-01

January 30, 2008

Drilling Continues to Intersect Broad Zones of Uranium Mineralization at the Diamante-Los Patos Property, Northwest Argentina

New intersections include:

  51 metres at 0.25 lbs/ton U3O8 (0.011% uranium) including 9 metres at 0.53 lbs/ton U3O8 (0.022% uranium)
  20 metres at 0.25 lbs/ton U3O8 (0.011% uranium)

Second Drill Mobilized to rapidly expand targeted drill program

Vancouver, British Columbia…  Wealth Minerals Ltd. (the “Company” or “Wealth”) - (TSX Venture Exchange: WML, OTC: WMLLF, Frankfurt: EJZ), is pleased to announce the results from continued drilling on its 100% owned Diamante-Los Patos property (“DLP”) located in the Provinces of Salta and Catamarca, northwest Argentina.

Bingo Zone Drill Results

Eight out of nine holes completed to date at the Bingo zone have intersected significant uranium mineralization over an area 200 metres by 200 metres and to depths of up to 75 metres.  Mineralization remains open and drilling continues to expand this potentially bulk mineable uranium target.  For detailed information about the Bingo zone, please see NR07-08.  Drill maps and drill sections are being updated and will soon be available on the Company’s webpage.

A second drill rig is being mobilized to the property to follow up on the significant success of the initial drilling and will begin focusing on the Alfredo, Diamante and Los Patos zones.  The first drill will remain focused on the Bingo zone and testing for potential deep, high-grade ‘feeder-zone’ mineralization.

Table 1:  Bingo Zone Drill Intersections

Hole No.	From (metres)	To (metres)	Interval (metres)	lbs/ton U3O8	Uranium (%)
DLP-004	21	23	2	0.22	0.009
inc	25	28	3	0.24	0.010
DLP-005	20	50	30	0.20	0.009
inc	30	50	20	0.25	0.011
inc	31	35	4	0.55	0.023
DLP-006	No significant results
DLP-011	11	34	23	0.15	0.006
inc	14	17	3	0.25	0.010
and	26	34	8	0.26	0.011
DLP-012	24	75	51	0.25	0.011
inc	35	44	9	0.53	0.022
DLP-013	Results pending
Previously released intersections:
DLP-001	37	57	20	0.24	0.010
inc	45	49	4	0.55	0.023
DLP-002	2	51	49	0.35	0.015
inc	9	23	14	0.56	0.024
DLP-003	11	22	11	0.26	0.011
	47	55	8	0.30	0.013

Background - Diamante-Los Patos Property

The Diamante Los Patos property is located on the boundary between the Provinces of Salta and Catamarca in north-western Argentina, approximately 170 kilometres southwest of the city of Salta.  The property is interpreted to potentially host near-surface bulk tonnage uranium mineralization in both volcanic-hosted uranium deposits, similar to those at Streltsovka, Russia, as well as in calcrete-types of uranium deposits such as the Trekkopje and Langer Heinrich deposits located in Namibia.  The exploration target at DLP is a low-grade, bulk-tonnage, on-surface deposit which the Company anticipates might be amenable to inexpensive open pit mining methods.

“We are having tremendous success as pioneers within this frontier district.  The current drill program is rapidly identifying the most attractive targets and is demonstrating the significant extent of mineralization within this new Uranium district,” stated Hendrik Van Alphen, President of Wealth. “We are currently mobilizing additional forces to more quickly ramp up results from the targeted programs”.

New Property Acquisitions

Ongoing prospecting efforts by the Company have identified two new areas deemed prospective to host significant uranium mineralization.  Exploration concessions (‘cateos’) were applied for, and have been granted, for the following properties:

Pampa Coria Property

The Pampa Coria property is located in Salta, approximately 175 kilometres northwest of the DLP property.  Initial prospecting identified large areas of anomalous radioactivity and secondary copper mineralization and the area is therefore thought by the Company to have potential for both bulk mineable uranium mineralization and significant porphyry copper mineralization, such as that recently discovered on the Rio Grande property (Mansfield Minerals/Antares Minerals) located approximately 80 kilometres to the south.  The 100% owned property is comprised of 3 cateos totalling 27,911 hectares.

Viento Property

The Viento property is located in Catamarca approximately 100 kilometres south-southwest of the DLP property.  Initial prospecting identified large areas of anomalous radioactivity, similar to the initial discoveries on the DLP property, which are interpreted by the Company to host potentially bulk mineable, calcrete-type uranium mineralization.  The property is comprised of 2 cateos (totalling 6,869 hectares) owned 100% by the Company.

Wealth’s field crews are being mobilised to carry out detailed geological mapping, prospecting and sampling on both properties over the coming weeks.

The information which led to the staking of each of the Pampa Coria and Viento properties was provided by two individual prospectors under the terms of an agreement between Wealth and such individuals dated March 12, 2006 (as amended August 12, 2006).  In accordance with the terms of such agreement, the Company, having elected to proceed with the acquisitions of such properties, is required to issue 50,000 common shares to each of the prospectors (25,000 per property), subject to the acceptance for filing of such issuance by the TSXV.

Qualified Person & QA/QC Controls

R. Scott Heffernan, M.Sc., P.Geol., Wealth’s Vice-President, Exploration, and qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Heffernan is not independent of Wealth by virtue of being an officer and a holder of incentive stock options.

Wealth’s work programs are supervised by Scott Heffernan, P.Geol., Wealth’s Vice-President, Exploration, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at each project rigorously collect and track samples which are then sealed and shipped to Alex Stewart Assayers (ASA) for analysis.  ASA’s quality system complies with the requirements for the International Standard ISO 9001:2000.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind blank and duplicate samples are forwarded to ASA for additional quality control.

Laboratory results are received in parts per million uranium.  The conversion factor used to convert parts per million uranium to pounds per short ton U3O8 is 1.179, which was verified with the Saskatchewan Research Council (ppm uranium x 1.179 = ppm U308; 10,000 ppm uranium = 1% = 20 lbs/ton uranium).

About Wealth Minerals Ltd.

Wealth is a well financed mineral exploration company with approximately 26.3 million shares issued and listings on the TSX Venture and Frankfurt Stock Exchanges and the OTCBB.  The Company’s focus is the acquisition and exploration of prospective uranium properties, primarily in Argentina and Peru.  In addition to ongoing work programs on its existing properties, it continues to actively evaluate new potential uranium projects in these and other countries.

For further details on the Company readers are referred to the Company’s web site (www.wealthminerals.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

WEALTH MINERALS LTD.

“Henk Van Alphen”

President & Chief Executive Officer

For further information, please contact:

Glenn Shand

Phone: 604-331-0096 / 888-331-0096

E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the timing, cost and nature of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential size and nature of any uranium deposit at Diamante-Los Patos, the potential for the discovery of an open pit mineable bulk tonnage deposit, business and financing plans, potential mining scenarios and the relative costs thereof, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  The reader is referred to the Company’s current 20F for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties

.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.